August 22, 2013

Via: First Class Mail and EDGAR

Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C.  20549
Attention:  Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining

Re:	Responses to the Securities and Exchange Commission
Staff Comments dated July 31, 2013, regarding
Eldorado Gold Corporation
Form 40-F for the Fiscal Year Ended December 31, 2012
Filed March 28, 2013
Response dated July 10, 2013
File No. 001-31522

Ladies and Gentlemen:

Eldorado Gold Corporation (the “Company”) hereby respectfully submits this letter in response to the staff’s comments set forth in the staff’s letter, dated July 31, 2013, regarding the Company’s above-referenced Annual Report on Form 40-F for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission (“SEC”) on March 28, 2013 (File No. 001-31522).  For your convenience, the staff’s comments are included below and we have numbered our responses accordingly.

In some of the responses, we have agreed to change or supplement our disclosure in future filings.  We are doing so in the spirit of cooperation with the staff of the SEC, and not because we believe our prior filing is materially deficient or inaccurate.  Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.  We have also indicated in some responses that we believe no change in disclosure is appropriate, and have explained why.

Our responses are as follows:

Securities and Exchange Commission August 22, 2013 Page 2

Form 40-F for the fiscal year ended December 31, 2012

Exhibit 99.2 - Consolidated Financial Statements

Note 3.4 – Exploration and Evaluation Expenditures, page 5

Staff Comment No. 1

We note in your response to our prior comment 1 you state “The criteria for determining whether expenditures on extensions of mineral properties are capitalized are the same as those presented for capitalizing evaluation expenditures and subsequent mine development costs.” However, we note that the basis for capitalizing evaluation expenditures under IFRS 6 is different than the basis for capitalizing development costs under IAS 16. Please modify your disclosure in future filings to clarify your policy and provide us with a sample of your proposed disclosure.

Eldorado Gold’s Response:

We acknowledge the staff comment and have clarified our policy as suggested. The following is a draft disclosure of accounting policy note 3.4 that will be included in our future filings:

3.4 Exploration, evaluation and development expenditures

(i)	Exploration

Exploration expenditures reflect the costs related to the initial search for mineral deposits with economic potential or obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with the acquisition of mineral licenses, prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore. All expenditures relating to exploration activities are expensed as incurred except for the costs associated with the acquisition of mineral licenses which are capitalized.

(ii)	Evaluation

Evaluation expenditures reflect costs incurred at projects related to establishing the technical and commercial viability of mineral deposits identified through exploration or acquired through a business combination or asset acquisition.

Evaluation expenditures include the cost of:

i)
establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve;

ii)	determining the optimal methods of extraction and metallurgical and treatment processes;

iii)	studies related to surveying, transportation and infrastructure requirements;

iv)	permitting activities; and

v)	economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Evaluation expenditures are capitalized if management determines that there is evidence to support probability of generating positive economic returns in the future. A mineral resource is considered to

Securities and Exchange Commission August 22, 2013 Page 3
have economic potential when it is expected the technical feasibility and commercial viability of extraction of the mineral resource is demonstrable considering long-term metal prices.  Therefore, prior to capitalizing such costs, management determines that the following conditions have been met:

▪      There is a probable future benefit that will contribute to future cash inflows;
▪      The Company can obtain the benefit and control access to it; and
▪      The transaction or event giving rise to the benefit has already occurred.

The evaluation phase is complete once technical feasibility of the extraction of the mineral deposit has been determined through preparation of a reserve and resource statement, including a mining plan as well as receipt of required permits and approval of the Board of Directors to proceed with development of the mine.

(iii)	Development

Development expenditures are those that are incurred during the phase of preparing a mineral deposit for extraction and processing.  These include pre-stripping costs and underground development costs to gain  access to the ore that is suitable for sustaining commercial mining, preparing land, construction of plant, equipment and buildings and costs of commissioning the mine and mill.

Expenditures incurred on development projects continue to be capitalized until the mine and mill commences commercial production.  Alternatively, if the factors that impact the technical feasibility and commercial viability of a project change and no longer support the probability of generating positive economic returns in the future, expenditures will no longer be capitalized.

Note 10 – Inventories, page 16

Staff Comment No. 3

We note in your response to our prior comment 3 you state your normal operating cycle is dependent on the treatment process at each of your mine sites. Paragraph 68 of IAS 1 states that operating cycle of an entity is the time between the acquisition of assets for processing and their realization. It does not appear that your ore processing time is consistent with this guidance (especially in the case of stockpiled ore). In the case of your mines, it would appear that the assets acquired include the mineral rights, the capitalized costs associated with bringing a mine into production, and all other production costs capitalized as part of your inventory carrying amount (i.e. total cost of inventory including depletion). Accordingly, it is not clear to us when you believe those acquired assets are realized, if not on a continuous basis. Please clarify whether you are asserting that your operating cycle is the life of the mine. Alternatively, tell us how you consider the continuous throughput nature of your treatment processing and whether that is indicative of an operating cycle that is not clearly identifiable. Please modify your presentation and disclosure, or tell us why you continue to believe no modification is necessary.

Eldorado Gold’s Response:

We acknowledge the staff comment and further clarify that the stockpile inventory in question in the amount of $18.0 million corresponds to our Tanjianshan mine in China and is, effectively, work in progress because it is regularly used for blending with the ore mined directly from the pit in the normal operating cycle of the mine. Although the exact term over which the stockpile is used in processing depends on a variety of production and market factors, this stockpile inventory is being depleted during the normal processing operation of the mine and will be depleted significantly before the end of the mine

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life. Therefore, it is not similar to other assets acquired for the mine, such as mineral rights and we are not asserting that the mine’s operating cycle is the life of the mine. For your information, this is the Company’s only location where the normal operating cycle exceeds 12 months. Based on these factors, including the small dollar values involved, we believe our current presentation and disclosure is appropriate.

We affirm the aforementioned statements and responses.

In addition, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including its annual report on Form 40-F;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions regarding the annual report or our response letter, please contact me at (604) 601-6654.

Sincerely,

Eldorado Gold Corporation

/s/ Fabiana Chubbs
Fabiana Chubbs
Chief Financial Officer